

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 8, 2007

Rene Sagastuy
Chief Executive Officer
Maxcom Telecommunications, Inc.
Guillerma Gonzalez Camarena No. 2000
Colonia Centro de Ciudad Santa Fe
Mexico, D.F. 01210

Re: **Maxcom Telecommunications, Inc.**
   Registration Statement on Form F-4/A, File No. 333-145800
   Filed on November 1, 2007

Dear Mr. Sagastuy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Committees, page 112
Audit and Corporate Practices Committee, page 112

1. Because your initial public offering has closed, we are uncertain why you refer to the formation of the referenced committees as an event that will occur in the future. Please advise or revise.

Taxation, page 164

U.S. Federal Income Taxation, page 166

2. To the extent possible, please avoid using the terms "generally" or "in general" in this section. A tax discussion should be phrased as definitively as possible.

Exhibit 5.1—Opinion of Kirkland & Ellis
Exhibit 5.2—Opinion of Alarcon Abogados

3. Please revise the final paragraph of each opinion to remove any implication that persons taking shares pursuant to the exchange offer are not entitled to rely upon the legal opinion. Also, have counsel revise the final paragraph of the opinion filed as exhibit 5.2 to delete the inappropriate reference to the term "solely."

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Paul Fischer, Attorney-Advisor, or me at (202) 551-3810 with any questions.

                                            Sincerely,

                                            Michele Anderson
                                            Legal Branch Chief

cc: Paul Zier, Esq. (*via facsimile*)
    Kirkland & Ellis LLP